Exhibit 77D

The Royce Fund

        On December 4-7, 2007, The Board of Trustees of The Royce Fund voted to:

  change the name of Royce International Smaller-Companies Fund to Royce European Smaller-Companies Fund, effective February 15, 2008;

  effective February 15, 2008; adopt the following non-fundamental investment policy for Royce European Smaller-Companies Fund: "Normally, 80% of the Fund's net assets will be invested in the equity securities of mid- and small-cap (from $500 million to $5 billion in market capitalization) and micro-cap (less than $500 million in market capitalization) companies domiciled in Europe";

  change the name of Royce International Value Fund to Royce Global Value Fund, effective February 15, 2008;

  effective February 15, 2008; adopt the following non-fundamental investment policy for Royce Global Value Fund: "Normally, 65% of the Fund's net assets will be invested in the equity securities of companies domiciled in at least three different countries, which may include the United States";

  change the name of Royce Mid-Cap Value Fund to Royce SMid-Cap Value Fund; effective February 15, 2008;

  change the name of Royce Mid-Cap Select Fund to Royce SMid-Cap Select Fund; effective February 15, 2008;

  effective February 15, 2008; adopt the following non-fundamental investment policy for each of Royce SMid-Cap Value Fund and Royce SMid-Cap Select Fund: "Normally, the Fund invests at least 80% of its net assets in the equity securities of mid- and small-cap companies with stock market capitalizations between $500 million and $10 billion".